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                                                                    Exhibit 5

                                   FOCAL INC.
                       AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This Amendment No. 1 (this "Amendment"), dated as of March 31, 2000, to the Preferred Shares Rights Agreement dated as of December 17, 1997 (the "Rights Agreement"), is by and between Focal, Inc. a Delaware corporation (the "Company") and Norwest Bank Minnesota, N.A., Rights Agent.

                                    RECITALS

         WHEREAS, the Company and Genzyme Corporation ("Genzyme") have entered into a Stock Purchase Agreement dated October 21, 1999 (the "Stock Purchase Agreement") pursuant to which Genzyme purchased from the Company 810,372 shares of the Company's Common Stock, $.01 par value per share ("Common Stock").

         WHEREAS, pursuant to the Stock Purchase Agreement, the Company has the right and option, exercisable at the Company's sole and absolute discretion, to sell to Genzyme additional shares of Common Stock at one or more additional closings at a price and upon such other terms as are set forth in the Stock Purchase Agreement (such shares being referred to as the "Option Shares").

         WHEREAS, pursuant to the terms of Section 7.1 of the Stock Purchase Agreement, Genzyme has been granted participation rights with respect to certain future issuances of capital stock by the Company, if any, in order to maintain its then ownership percentage of the capital stock of the Company (the "Participation Rights").

         WHEREAS, pursuant to the terms of Section 8 of the Stock Purchase Agreement, Genzyme has agreed not to acquire beneficial ownership of more than 20% of the voting capital stock of the Company except under certain exceptions set forth in Section 8.3 of the Stock Purchase Agreement (the "Section 8.3 Exceptions").

         WHEREAS, the beneficial ownership by any person of 15% or more of the capital stock of the Company would result in the acquiring person being deemed to be an "Acquiring Person" under the Rights Agreement, which would trigger certain events pursuant to the terms of the Rights Agreement.

         WHEREAS, at a meeting of the Board of Directors duly called and held on October 21, 1999 it was determined that it is in the best interest of the Company to amend the Rights Agreement so that if Genzyme purchases Option Shares or additional shares of capital stock pursuant to the Participation Rights or
Section 8.3 Exceptions pursuant to the terms of the Stock Purchase Agreement, Genzyme does not become an "Acquiring Person" and no "Triggering Event" or "Distribution Date" (as such terms are defined in the Rights Agreement) will occur as a result of Genzyme's purchase of shares pursuant to the Stock Purchase Agreement.

         NOW THEREFORE, in consideration of the promises and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

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AMENDMENT OF SECTION 1. ACTING IN ACCORDANCE WITH SECTION 27 OF THE RIGHTS
AGREEMENT, THE FIRST SUBPARAGRAPH OF SECTION 1, THE DEFINITION OF "ACQUIRING PERSON," IS HEREBY AMENDED AND RESTATED SO THAT SUCH SUBPARAGRAPH READS IN ITS ENTIRETY AS FOLLOWS:

                  "ACQUIRING PERSON" shall mean any person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, (iv) any entity holding Common Shares for or pursuant to the terms of any such plan or (v) Genzyme Corporation, if any only if, Genzyme Corporation would become the Beneficial Owners of 15% or more of the Common Shares then outstanding as a result of the purchase by Genzyme of Common Shares pursuant to Section 1, 7.1 or 8.3 of that certain Stock Purchase Agreement dated October 21, 1999 between Genzyme Corporation and the Company. Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional Common Shares of the Company such Person does not beneficially own 15% or more of the Common Shares of the Company then outstanding. Notwithstanding the foregoing, (i) if a majority of the Continuing Directors then in office determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph
                  (a), has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), or (B) such Person was aware of the extent of the Common Shares it beneficially owned but had no actual knowledge of the consequences of such beneficial ownership under this Agreement) and without any

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                  intention of changing or influencing control of the Company, and if such Person divested or divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be or to have become an "Acquiring Person" for any purposes of this Agreement; and
                  (ii) if, as of the date hereof, any Person is Beneficial Owner of 15% or more of the Common Shares outstanding, such Person shall not be or become an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), unless and until such time as such Person shall become the Beneficial Owner of additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the Beneficial Owner of such additional Common Shares, such Person is not then the Beneficial Owner of 15% or more of the Common Shares then outstanding."

REAFFIRMATION OF RIGHTS AGREEMENT. EXCEPT AS SPECIFICALLY AMENDED BY THIS AMENDMENT NO. 1 TO RIGHTS AGREEMENT, THE RIGHTS AGREEMENT SHALL REMAIN IN FULL FORCE AND EFFECT.




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         IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to
Rights Agreement to be executed in counterparts as of the date first written above.

ATTEST:                                         FOCAL, INC.



/s/ W. Bradford Smith                           By: /s/ Robert DePasqua
--------------------------------------             ----------------------------
W. Bradford Smith, Assistant Secretary             Title: President and Chief
                                                          Executive Officer





COUNTERSIGNED:

NORWEST BANK OF MINNESOTA, N.A.
As Rights Agent



By: /s/ Suzanne M. Swits
    ---------------------------------
Title:  Vice President